UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

Altisource Asset Management Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
02153X108
(CUSIP Number)
William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
William C. Erbey (“Mr. Erbey”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
805,749(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
805,749(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
805,749(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.36%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 805,749 shares of common stock held by E. Elaine Erbey, Mr. Erbey’s spouse, for which Mr. and Mrs. Erbey claim shared voting and dispositive power.

1	NAMES OF REPORTING PERSONS
E. Elaine Erbey (“Mrs. Erbey”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
805,749(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
805,749(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
805,749(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.36%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2)	Includes 805,749 shares of common stock held by Mrs. Erbey for which she and Mr. Erbey share voting and dispositive control.
*
The ownership percentage for each Reporting Person is based upon 1,776,205 shares outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) originally filed jointly by William C. Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation, Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company, and Erbey Holding Corporation, Inc., a Delaware corporation, with the Securities and Exchange Commission on January 8, 2013 (as amended by Amendment No. 1 originally filed on March 5, 2015, Amendment No. 2 originally filed on April 12, 2016, Amendment No. 3 originally filed on November 23, 2016, Amendment No. 4 originally filed on December 8, 2017, Amendment No. 5 originally filed on March 6, 2019, Amendment No. 6 originally filed on May 20, 2019, Amendment No. 7 originally filed on May 19, 2021, and Amendment No. 8 originally filed on July 26, 2022, the “Schedule 13D”). This Amendment No. 9 is filed by William C. Erbey and E. Elaine Erbey (collectively, the “Reporting Persons”).

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of Altisource Asset Management Corporation, a company organized under the laws of the U.S. Virgin Islands (the “Issuer”).

This Amendment No. 9 is being filed solely to reflect a decrease in the number of outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the U.S. Securities and Exchange Commission on August 11, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.  For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 1,776,205 shares of Common Stock outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

(b)          The Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such person and are hereby incorporated by reference in this Item 5.

(c)          Transactions since the most recent filing of Schedule 13D: None.

(d)          Not applicable.

(e)          Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022
/S/ William C. Erbey
William C. Erbey

/S/ E. Elaine Erbey
E. Elaine Erbey